1851 Securities, Inc. One American Row Hartford, CT 06102

April 11, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PHL Variable Insurance Company
Post-Effective Amendment No. 10 to Form S-1 on Form S-3
File No. 333-87218

To the Commission Staff:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Principal Underwriter requests acceleration of the effectiveness of the above captioned registration statement to April 30, 2012.

Thank you for your kind consideration in this matter.

Sincerely,

/s/ John H. Beers
John H. Beers Vice President and Secretary 1851 Securities, Inc.